CHAIRMAN’S LETTER AND NOTICE OF MEETING Annual General Meeting 8 May 2002 Meeting everyday needs of people everywhere

Weena 455, P.O. Box 760, 3000 DK Rotterdam

To: Holders of Ordinary and Preference shares in Unilever N.V.
(including holders of depositary receipts)	28 March 2002

Dear Shareholder,

It is my great pleasure to enclose the documentation for the Annual General Meeting of Shareholders of Unilever N.V. to be held on Wednesday 8 May 2002 at 10.30 am in the Concert- en congresgebouw de Doelen, Willem Burger Zaal, Kruisplein in Rotterdam, the Netherlands.

Included with this letter is your copy of the Unilever Annual Review 2001, which contains a concise summary of all the essential information on our performance in 2001. For those shareholders who have requested it, the Unilever Annual Report & Accounts and Form 20-F 2001 is also enclosed. This is a very comprehensive document, meeting all statutory and compliance requirements in the Netherlands, the United Kingdom and the United States of America. These documents are also accessible on the Unilever website at www.unilever.com/annual_reports as from 28 March 2002.

Our results in 2001 were in line with the forecast we gave at the beginning of the year and it was a year of real progress towards the achievement of our strategic goals. It was the first full year following the major acquisitions that we made in 2000: Bestfoods, Slim•Fast, Ben & Jerry’s and Amora Maille, and we are pleased with the progress each has made within the Unilever family. We completed a number of divestments, notably Elizabeth Arden, Unipath and the brands sold in connection with the acquisition of Bestfoods. The divestments of DiverseyLever and Unimills were announced and are expected to close in 2002.

2001 was also the first year of our new organisation, in which all Unilever operations are managed within one of two divisions: Foods division and Home & Personal Care division.

For the outside world it is hard to imagine how many changes this entailed for many of our employees. When we see how passionately and energetically our people tackled this, we feel a sense of great admiration and gratitude.

For many of us 2001 will remain in our memories as the year of the attacks on the World Trade Centre in New York and the Pentagon in Washington on 11 September. Those events shocked the world and changed it, possibly forever. On 4 December, against that background of tight security, we commemorated the fortieth anniversary of the listing of the Unilever N.V. share and the Unilever PLC share on the New York Stock Exchange.

I look forward to seeing many of you on 8 May and having the opportunity to discuss Unilever’s performance last year and the other subjects that are on the agenda. A voting instruction form is enclosed for those of you who are not able to attend the Meeting but would still like to vote on the items on the agenda. To use this form you have to be a registered shareholder or a shareholder who participates in the Shareholders Communication Channel in the Netherlands.

Yours sincerely,

Antony Burgmans

Unilever N.V.
Weena 455, P.O. Box 760, 3000 DK Rotterdam

UNILEVER N.V. AGENDA

Annual General Meeting of Shareholders to be held on Wednesday 8 May 2002 at 10.30 am in the Concert- en congresgebouw de Doelen, Willem Burger Zaal, Kruisplein in Rotterdam.

Agenda
1	Consideration of the Annual Report for the 2001 financial year submitted by the Board of Directors.
2	Adoption of the Annual Accounts and appropriation of the profit for the 2001 financial year.*
3	Discharge to the members of the Board of Directors.
4	Appointment of the members of the Board of Directors.
5	Appointment of Auditors charged with the auditing of the Annual Accounts for the 2002 financial year.
6	Designation, in accordance with Articles 96 and 96a of Book 2 of the Netherlands Civil Code, of the Board of Directors as the company body authorised in respect of the issue of shares in the Company.
7	Authorisation, in accordance with Article 98 of Book 2 of the Netherlands Civil Code, of the Board of Directors to purchase shares in the Company and depositary receipts therefor.
8	Authorisation, in accordance with Article 119 of Book 2 of the Netherlands Civil Code, of the Board of Directors to determine a Registration Time for the exercise of the rights to attend the general meeting and to vote thereat.

9	Questions.

*  The annual accounts of Unilever N.V. for the 2001 financial year within the meaning of article 361 of Book 2 of the Netherlands Civil Code comprise the Remuneration report set out on pages 43 to 51 (pages 41 to 49 in the English version) and the financial statements set out on pages 54 to 95 (pages 51 to 89 in the English version) and pages 101 to 110 (pages 95 to 105 in the English version) of the Unilever Annual Report & Accounts and Form 20-F 2001. The Unilever Annual Report & Accounts and Form 20-F 2001, which includes the information to be provided in accordance with Article 392, para. 1, of Book 2 of the Netherlands Civil Code, is available for inspection at the Company’s office, Weena 455, Rotterdam. Copies may be obtained free of charge from the Company and through the ABN AMRO servicedesk, telephone number 0031 765799455.

The Unilever Annual Report & Accounts and Form 20-F 2001 is also available at www.unilever.com/annual_reports as from 28 March 2002.

Proposals by the Board of Directors.

Agenda item 2
It is proposed to adopt the Annual Accounts for 2001 drawn up by the Board of Directors and to appropriate the profit for the 2001 financial year as follows:

for dividends on the preference shares	€51,397,083
for dividends on the ordinary shares	€871,884,330
for addition to the balance-sheet item ‘Profit retained’	€1,132,887,326

Agenda item 3
It is proposed to discharge the members of the Board of Directors for their management and the policy they pursued during the 2001 financial year.

Agenda item 4
Pursuant to Article 21, para. 1, of the Articles of Association, the members of the Board of Directors all resign. In accordance with Article 20, para. 2, of the Articles of Association, the meeting of the holders of ordinary shares numbered 1 to 2,400 inclusive has requested the appointment of eight members of the Board of Directors and has for the purpose thereof submitted a list of binding nominations. The members of the Board of Directors in office, Messrs A Burgmans, A C Butler, P J Cescau, K B Dadiseth, N W A FitzGerald, A R baron van Heemstra, R H P Markham and C B Strauss, have been mentioned first on this nomination list.

It is proposed that the persons whose names are mentioned first on the said nomination list be appointed members of the Board of Directors.

Agenda item 5
Pursuant to Article 37, para. 3, of the Articles of Association, auditors charged with the auditing of the Annual Accounts for the current financial year are to be appointed each year. It is proposed that PriceWaterhouseCoopers N.V., Rotterdam, be appointed to audit the Annual Accounts for the 2002 financial year. This company includes experts as referred to in Article 393 of Book 2 of the Netherlands Civil Code.

Agenda item 6
It is proposed to designate the Board of Directors as the sole company body which is authorised until 8 November 2003:

a)	to resolve on the issue of – or on the granting of rights to subscribe for – all shares not yet issued;
b)	to restrict or exclude the pre-emption rights that accrue to shareholders by law upon issue of – or on granting of rights to subscribe for – ordinary shares against payment wholly or partly in cash, provided that such restriction or exclusion relates to shares to be issued partly in cash and partly other than in cash, or to shares to be issued against payment solely in cash and whose number to be issued between 8 May 2002 and 8 November 2003 has an aggregate nominal value of no more than €22,500,000.

Agenda item 7
It is proposed that the Board of Directors be authorised until 8 November 2003 to cause the Company to buy in its own shares and trust certificates therefor, within the limits set by law (10%), either through purchase on a stock exchange or otherwise, at a price lying between 10% above and 10% below the opening price quoted for shares or trust certificates of the relevant class on Euronext Amsterdam on the day of purchase or, failing such price, the last price previously quoted on the said stock exchange.

Agenda item 8
It is proposed that the Board of Directors be authorised for a period of five years to determine in the notice of a general meeting of shareholders a Registration Time for the exercise of the rights to attend the general meeting and to vote thereat. Holders of shares at the Registration Time shall have the right to attend the general meeting regardless of whether they hold the shares at the time of the general meeting. The Board of Directors will state the Registration Time in the notice of the general meeting and the way in which shareholders can register for a general meeting.

Instructions for attendance
The Board of Directors has determined that those who (1) are registered on 1 May 2002, after processing of settlements on that date (the ‘Registration Time’) in one of the sub-registers as mentioned hereinafter and (2) have given notification, in accordance with the following, will have the right to attend the general meeting of shareholders on 8 May 2002 and to vote thereat.

Holders of bearer shares or sub-shares thereof

Registration
The sub-registers designated for holders of bearer shares or sub-shares thereof are administered by the banks and brokers which are ‘aangesloten instellingen’ of Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V. (‘Necigef’) in Amsterdam, and indicate who is entitled to such shares at the Registration Time.

Notification
Holders of bearer shares who have received a voting instruction form via the Shareholders Communication Channel may participate in the general meeting and vote by proxy by filling in, signing and returning the form. Such notification will be regarded as valid if the form has been received by 1 May 2002 at 6.00 pm at the latest by Proxy Services, Antwoordnummer 55012, 3640 VB Mijdrecht, the Netherlands.

Holders of bearer shares who have received a voting instruction form via the Shareholders Communication Channel and other holders of bearer shares, who wish to attend the general meeting in person or appoint a representative other than indicated on the voting instruction form, must notify ABN AMRO Bank N.V., in Amsterdam, the Netherlands, in writing by 1 May 2002 at 6.00 pm at the latest, via the ‘aangesloten instelling’ in whose administration their shares are registered. The ‘aangesloten instelling’ will submit to ABN AMRO Bank N.V. a confirmation that such shares will remain registered in its administration in the name of such holder up to and including the Registration Time. After receipt of the notification ABN AMRO Bank N.V. will send those holders an admission ticket.

Holders of bearer shares that are registered with banks or brokers other than ‘aangesloten instellingen’ of Necigef, and who wish to attend the general meeting in person or by a personally appointed representative, must notify ABN AMRO Bank N.V. via this bank or broker. For information about the procedures to be followed, banks and brokers may contact:

in Belgium:
KBC Bank in Antwerp; Fortis Bank N.V. or Bank Brussel Lambert in Brussels;

in Germany:
Dresdner Bank A.G. or Deutsche Bank A.G. in Berlin, Hamburg, Düsseldorf, Frankfurt or Munich;

in the United Kingdom:
HSBC Global Investor Services in London;

in France:
Euro Emetteurs Finance in Paris;

in Switzerland:
UBS AG and Credit Suisse in Zürich, Geneva, Basel or Lausanne.

Holders of depositary receipts

Registration and Notification
For holders of depositary receipts for shares in Unilever N.V. issued by N.V. Nederlandsch Administratie- en Trustkantoor of Amsterdam, the instructions under ‘Holders of bearer shares or sub-shares thereof’ above apply.

In addition, for holders of said depositary receipts, who wish to attend the general meeting in person or appoint a representative at the meeting, other than indicated on the voting instruction form and to exercise voting rights at the meeting, N.V. Nederlandsch Administratie- en Trustkantoor will, at their request, grant a personal proxy to vote in respect of the shares for which the depositary receipts have been issued in accordance with the conditions of administration of these depositary receipts. For such purpose holders must send a written request as indicated in the conditions of administration to N.V. Nederlandsch Administratie- en Trustkantoor, Herengracht 420, 1017 BZ Amsterdam, the Netherlands. The written request must be received by N.V. Nederlandsch Administratie- en Trustkantoor by 1 May 2002 at 6.00 pm at the latest. Forms for such written request are obtainable from N.V. Nederlandsch Administratie- en Trustkantoor free of charge. Upon production of the receipts issued by N.V. Nederlandsch Administratie- en Trustkantoor holders will be admitted to the meeting.

Holders of registered shares

Registration
The sub-register, designated for holders of registered shares, is the share register of Unilever N.V which is maintained on its behalf by N.V. Algemeen Nederlands Trustkantoor ANT of Amsterdam, and which indicates who are the holders of registered shares at the Registration Time.

Notification
Holders of registered shares will receive a voting instruction form. They may participate in the general meeting and vote by proxy by filling in, signing and returning the form to N.V. Algemeen Nederlands Trustkantoor ANT, Herengracht 420, 1017 BZ Amsterdam, the Netherlands. For such notification to be valid, the form must be received by 6.00 pm on 1 May 2002 by N.V. Algemeen Nederlands Trustkantoor ANT.

If holders of registered shares wish to attend the general meeting in person or appoint a representative other than indicated on the voting instruction form, they must notify N.V. Algemeen Nederlands Trustkantoor ANT in writing by 1 May 2002 at 6.00 pm at the latest. After receipt of such notification, N.V. Algemeen Nederlands Trustkantoor ANT will send the holders an admission ticket.

Rotterdam, 28 March 2002
The Board of Directors

Unilever N.V. Weena 455, P.O. Box 760 3000 DK Rotterdam T +31 (0) 10 217 4000 F +31 (0) 10 217 4798 www.unilever.com